Exhibit 99.1
GLASS HOUSE BRANDS INC.
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF
JUNE 30, 2026 AND DECEMBER 31, 2025
AND FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2026 AND 2025

GLASS HOUSE BRANDS INC.
Table of Contents

Page(s)
Unaudited Condensed Consolidated Balance Sheets	1
Unaudited Condensed Interim Consolidated Statements of Operations	2
Unaudited Condensed Interim Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity	3 - 4
Unaudited Condensed Interim Consolidated Statements of Cash Flows	5 - 6
Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 – 46

GLASS HOUSE BRANDS INC.
Unaudited Condensed Consolidated Balance Sheets
(Amounts Expressed in United States Dollars in Thousands, Except Par Value and Share Data, Unless Otherwise Stated)

	June 30, 2026	December 31, 2025
ASSETS
Current Assets:
Cash	$18,554	$12,454
Accounts Receivable, Net	10,068	4,402
Income Taxes Receivable	761	789
Prepaid Expenses and Other Current Assets	7,811	14,945
Inventory	34,022	24,299
Notes Receivable	—	800
Assets Associated with Discontinued Operations	—	10,060
Total Current Assets	71,216	67,749
Operating Lease Right-of-Use Assets, Net	934	538
Finance Lease Right-of-Use Assets, Net	634	1,144
Equity Method Investment	14,490	—
Property, Plant and Equipment, Net	221,091	215,326
Intangible Assets, Net	919	781
Restricted Cash, Net of Current Portion	3,500	3,500
Other Assets	596	1,023
Non-Current Assets Associated with Discontinued Operations	—	28,496
TOTAL ASSETS	$313,380	$318,557
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$38,051	$28,254
Current Portion of Operating Lease Liabilities	325	157
Current Portion of Finance Lease Liabilities	258	423
Current Portion of Notes Payable	14,733	37
Liabilities Associated with Discontinued Operations	—	9,088
Total Current Liabilities	53,367	37,959
Operating Lease Liabilities, Net of Current Portion	623	398
Finance Lease Liabilities, Net of Current Portion	322	457
Other Non-Current Liabilities	38,528	31,038
Notes Payable, Net of Current Portion	55,408	68,629
Non-Current Liabilities Associated with Discontinued Operations	—	5,474
TOTAL LIABILITIES	148,248	143,955
MEZZANINE EQUITY:
GH Group, Inc. Preferred Series D Shares ($0.00001 par value, 15,000 shares authorized, 15,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	15,000	15,000
GH Group, Inc. Series E Convertible Preferred Shares ($0.00001 par value, 80,000 shares authorized, 77,500 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	77,500	77,500
SHAREHOLDERS’ EQUITY:
Multiple Voting Shares (no par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	—	—
Subordinate Voting Shares (no par value, unlimited shares authorized, 82,800,487 and 75,282,908 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	—	—
Exchangeable Shares (no par value, unlimited shares authorized, 6,244,521 and 6,445,878 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	—	—
Additional Paid-In Capital	316,652	294,011
Accumulated Deficit	(244,020)	(220,075)
Total Shareholders’ Equity Attributable to the Company	72,632	73,936
Non-Controlling Interest	—	8,166
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	165,132	174,602
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$313,380	$318,557
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Operations
(Amounts Expressed in United States Dollars in Thousands, Except Share and Per Share Data, Unless Otherwise Stated)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenues, Net	$47,017	$47,605	$75,627	$80,635
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	31,249	21,535	55,808	40,153
Gross Profit	15,768	26,070	19,819	40,482
Operating Expenses:
General and Administrative	13,388	10,150	25,553	20,648
Sales and Marketing	357	321	453	555
Professional Fees	1,581	1,965	4,446	3,628
Depreciation and Amortization	3,438	3,353	6,918	6,633
Total Operating Expenses	18,764	15,789	37,370	31,464
Income (Loss) from Operations	(2,996)	10,281	(17,551)	9,018
Other (Income) Expense:
Interest Expense	628	1,882	1,898	4,121
Interest Income	—	—	—	(288)
Equity in Income of Equity Method Investees	(665)	(44)	(665)	(84)
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	(595)	328	(1,004)	2,061
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	95	—	—
Loss on Extinguishment of Debt	—	—	—	292
Other Income, Net	(855)	(3,941)	(2,067)	(3,768)
Total Other (Income) Expense, Net	(1,487)	(1,680)	(1,838)	2,334
Income (Loss) from Operations Before Provision for Income Taxes	(1,509)	11,961	(15,713)	6,684
Provision for Income Taxes	3,062	4,159	6,042	6,310
Net Income (Loss) from Continuing Operations	(4,571)	7,802	(21,755)	374
Net Income (Loss) from Discontinued Operations	(2,112)	942	(1,934)	(1,638)
Net Income (Loss)	(6,683)	8,744	(23,689)	(1,264)
Net Income to Non-Controlling Interest	130	75	256	127
Net Income (Loss) Attributable to the Company	$(6,813)	$8,669	$(23,945)	$(1,391)

Income (Loss) Per Share From Continuing Operations - Basic	$(0.08)	$0.04	$(0.31)	$(0.11)
Income (Loss) Per Share From Discontinued Operations - Basic	$(0.03)	$0.01	$(0.02)	$(0.02)
Income (Loss) Per Share Attributable to the Company - Basic	$(0.11)	$0.05	$(0.34)	$(0.13)

Income (Loss) Per Share From Continuing Operations - Diluted	$(0.08)	$0.04	$(0.31)	$(0.11)
Income (Loss) Per Share From Discontinued Operations - Diluted	$(0.03)	$0.01	$(0.02)	$(0.02)
Income (Loss) Per Share Attributable to the Company - Diluted	$(0.11)	$0.05	$(0.34)	$(0.13)

Weighted-Average Shares Outstanding - Basic	88,760,511	81,098,806	87,945,999	80,769,090
Weighted-Average Shares Outstanding - Diluted	88,760,511	82,821,413	87,945,999	80,769,090
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchange- able Voting Shares	Additional Paid-In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Equity Preferred Series D	Mezzanine Equity Preferred Series E	Non-Controlling Interest	TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
BALANCE AS OF DECEMBER 31, 2025	4,754,979	75,282,908	6,445,878	$294,011	$(220,075)	$73,936	$15,000	$77,500	$8,166	$174,602
Net Income (Loss)	—	—	—	—	(17,132)	(17,132)	—	—	126	(17,006)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	4,243	—	4,243	—	—	—	4,243
Shares Issued for Exercise of Warrants	—	136,858	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	79,146	(79,146)	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	598,402	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	112,090	—	350	—	350	—	—	—	350
Shares Issued for At-the-Market Program	—	2,086,737	—	18,359	—	18,359	—	—	—	18,359
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	(212)	(212)
Dividends - Preferred Shareholders	—	—	—	(2,888)	—	(2,888)	—	—	—	(2,888)
BALANCE AS OF MARCH 31, 2026	4,754,979	78,296,141	6,366,732	314,075	(237,207)	76,868	15,000	77,500	8,080	177,448
Net Income (Loss)	—	—	—	—	(6,813)	(6,813)	—	—	130	(6,683)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	4,094	—	4,094	—	—	—	4,094
Shares Issued for Exercise of Warrants	—	2,982,376	—	428	—	428	—	—	—	428
Shares Issued for Conversion of Exchangeable Shares	—	122,211	(122,211)	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	937,095	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	17,553	—	53	—	53	—	—	—	53
Shares Issued for At-the-Market Program	—	385,000	—	4,925	—	4,925	—	—	—	4,925
Shares Issued for Payment of Interest on Convertible Debentures	—	50,458	—	573	—	573	—	—	—	573
Shares Issued for Conversion of Convertible Debentures	—	9,653	—	88	—	88	—	—	—	88
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	(129)	(129)
GHR Deconsolidation Tax Separation	—	—	—	(4,700)	—	(4,700)	—	—	—	(4,700)
Removal of Non-Controlling Interest Upon Deconsolidation of GHR	—	—	—	—	—	—	—	—	(8,081)	(8,081)
Dividends - Preferred Shareholders	—	—	—	(2,884)	—	(2,884)	—	—	—	(2,884)
BALANCE AS OF JUNE 30, 2026	4,754,979	82,800,487	6,244,521	$316,652	$(244,020)	$72,632	$15,000	$77,500	$—	$165,132
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchange- able Voting Shares	Additional Paid-In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Equity Preferred Series B	Mezzanine Equity Preferred Series C	Mezzanine Equity Preferred Series D	Non-Controlling Interest	TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
BALANCE AS OF DECEMBER 31, 2024	4,754,979	69,888,086	7,017,866	$306,652	$(190,416)	$116,236	$65,084	$6,279	$15,000	$(38,544)	$164,055
Net Income (Loss)	—	—	—	—	(10,060)	(10,060)	—	—	—	52	(10,008)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	2,105	—	2,105	—	—	—	—	2,105
Contingent Shares Payable in Connection with Camarillo Acquisition	—	—	—	20,265	—	20,265	—	—	—	—	20,265
Shares Issued for Conversion of Exchangeable Shares	—	128,842	(128,842)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	466,181	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	26,604	—	82	—	82	—	—	—	—	82
Shares Issued for Payment of Interest on Convertible Debentures	—	8,495	—	—	—	—	—	—	—	—	—
Dividends - Preferred Shareholders	—	—	—	—	—	—	2,411	228	—	(4,577)	(1,938)
BALANCE AS OF MARCH 31, 2025	4,754,979	70,518,208	6,889,024	329,104	(200,476)	128,628	67,495	6,507	15,000	(43,069)	174,561
Net Income	—	—	—	—	8,669	8,669	—	—	—	75	8,744
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	2,944	—	2,944	—	—	—	—	2,944
Shares Issued and Shares Payable - NHC Business Acquisitions	—	116,427	—	2,579	—	2,579	—	—	—	—	2,579
Shares Issued in Connection with Camarillo Acquisition	—	500,000	—	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	1,677	(1,677)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	623,189	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	95,483	—	276	—	276	—	—	—	—	276
Shares Issued for 2024 Bonus	—	208,772	—	1,114	—	1,114	—	—	—	—	1,114
Shares Issued for Payment of Interest on Convertible Debentures	—	129,409	—	646	—	646	—	—	—	—	646
Variable Interest Entity Consolidation	—	—	—	665	—	665	—	—	—	2,724	3,389
Dividends - Preferred Shareholders	—	—	—	—	—	—	2,547	241	—	(4,725)	(1,937)
BALANCE AS OF JUNE 30, 2025	4,754,979	72,193,165	6,887,347	$337,328	$(191,807)	$145,521	$70,042	$6,748	$15,000	$(44,995)	$192,316
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Six Months Ended
	June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(23,689)	$(1,264)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:
Bad Debt Expense, Net of Recoveries	(65)	51
Interest Capitalized	(892)	—
Depreciation and Amortization	7,817	7,742
Loss on Deconsolidation of GHR	2,490	—
Equity in Income of Equity Method Investees	(665)	(84)
Impairment Expense for Intangible Assets	170	1,900
Non-Cash Operating Lease Costs	514	848
Loss on Extinguishment of Debt	—	292
Accretion of Debt Discount and Loan Origination Fees	126	286
Gain on Foreign Currency Debt Remeasurement	(1,562)	—
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	(1,004)	2,061
Share-Based Compensation	8,737	5,049
Changes in Operating Assets and Liabilities:
Accounts Receivable	(5,796)	(4,672)
Income Taxes Receivable	27	996
Prepaid Expenses and Other Current Assets	(2,217)	843
Inventory	(9,475)	(5,417)
Other Assets	(40)	1,966
Accounts Payable and Accrued Liabilities	8,399	3,703
Interest Payments on Finance Leases	(50)	(145)
Income Taxes Payable	1	1,317
Operating Lease Liabilities	(522)	(825)
Other Non-Current Liabilities	6,120	5,561
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(11,576)	20,208
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(5,659)	(16,153)
Cash Disposed in Deconsolidation of GHR	(6,027)	—
Proceeds from Note Receivable	800	—
Cash Received from Consolidation of Variable Interest Entity	—	190
NET CASH USED IN INVESTING ACTIVITIES	(10,886)	(15,963)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of At-the-Market Shares	27,227	—
Proceeds from the Issuance of Notes Payable	—	49,140
Payments for Debt Modification Fees	(250)	—
Payments on Finance Leases	(507)	(521)
Payments on Notes Payable	(18)	(42,069)
Cash Received for Exercise of Options and Warrants	831	358
Distributions to Non-Controlling Interest Holders	(341)	—
Distributions to Preferred Shareholders	(5,776)	(3,875)
NET CASH PROVIDED BY FINANCING ACTIVITIES	21,166	3,033
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(1,296)	7,278
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	23,350	36,923
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,054	$44,201
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Six Months Ended
	June 30,
	2026	2025
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$2,271	$2,079
Cash Paid for Taxes	—	22
Non-Cash Investing and Financing Activities:
Acquisition of Equity Method Investment	13,825	—
GHR Deconsolidation Tax Separation	4,700	—
Notes Payable Issued for the Purchase of Property and Equipment	3,959	—
Shares Issued for Payment of Interest on Convertible Debentures	573	646
Payment of Debt Modification Fee	250	—
Receipt of Intellectual Property License in Settlement of Note Receivable	200	—
Contingent Shares Payable in Connection with Camarillo Acquisition	—	20,265
Variable Interest Entity Consolidation	—	12,231
Shares Issued to Settle Shares Payable - NHC Business Acquisitions	—	2,579
Shares Issued for 2024 Bonus	—	1,114
Recognition of Right-of-Use Assets for Finance Leases	—	403
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.    NATURE OF OPERATIONS

Glass House Brands Inc. (“Glass House” or the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. As of June 30, 2026, the Company generates cannabis revenue in the state of California and has a certain intellectual property licensing agreement in Florida. The Company, through its subsidiaries, cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. During the second quarter of 2026, the Company began cultivating hemp and completed its first hemp-related transaction. The Company continues to evaluate the manner and extent of its participation in the hemp market during the second half of 2026. The Company formerly owned and operated retail cannabis stores and provided dispensary operation management services in the state of California through June 11, 2026, see Deconsolidation Transaction below. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares” and, collectively with the Subordinate Voting Shares and Restricted Voting Shares, the “Equity Shares”) are listed on Cboe Canada Inc. and trade under the symbol “GLAS.A.U.” Effective June 30, 2026, the Subordinate Voting Shares also commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “GLAS” (as further described under “Listing on the New York Stock Exchange” below). In connection with the NYSE listing, the Subordinate Voting Shares ceased trading on the OTCQX Market in the United States under the symbol “GLASF” at the close of market on June 29, 2026. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8, Canada.
Deconsolidation Transaction
On June 12, 2026, the Company completed a series of transactions (collectively, the “Deconsolidation Transaction”) that resulted in the deconsolidation of Glass House Retail, LLC (“GHR”) and its subsidiaries, which together comprise the Company's dual-use retail dispensary business in the State of California (the “Retail Business”). The Deconsolidation Transaction separated the Company’s California cannabis retail dispensary operations from its cultivation, manufacturing and other operations and facilitated the listing of the Subordinate Voting Shares on the New York Stock Exchange.
Following the Deconsolidation Transaction, an independent third-party investor holds all of GHR’s outstanding voting Class A Units and has the right to appoint two of the three members of GHR’s board of managers. The Company, through its wholly owned subsidiary GHB Usub, LLC, retained 900 non-voting Exchangeable Units of GHR representing approximately 90% of GHR’s economic interest on an as-converted basis, if and when the Exchangeable Units become eligible for conversion and are converted. The Company no longer has a controlling financial interest in GHR and accounts for its retained interest under the equity method of accounting in accordance with Accounting Standards Codification (“ASC”) 323, Investments - Equity Method and Joint Ventures.
See Note 3 – Discontinued Operations, for additional information regarding the Deconsolidation Transaction, the Company’s continuing involvement with GHR and the accounting for the retained investment.
Listing on the New York Stock Exchange
On June 26, 2026, the Company filed a Registration Statement on Form 8-A with the U.S. Securities and Exchange Commission to register its Subordinate Voting Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended. On the same date, the NYSE approved the listing of the Company’s Subordinate Voting Shares.
The Subordinate Voting Shares commenced trading on the NYSE under the symbol “GLAS” at the opening of trading on June 30, 2026. In connection with the NYSE listing, trading of the Subordinate Voting Shares on the OTCQX Market under the symbol “GLASF” ceased at the close of market on June 29, 2026. The Company’s Subordinate Voting Shares continue to trade on Cboe Canada under the symbol “GLAS.A.U.”

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Liquidity
Historically, the Company’s primary source of liquidity has been from its operations, capital contributions made by equity investors and preferred equity investors, and debt issuances. The Company is meeting its operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the six months ended June 30, 2026, the Company had an accumulated deficit of $244.0 million, a net loss attributable to the Company of $23.9 million and net cash used in operating activities of $11.6 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due for at least the next 12 months.
The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. The Company expects to continue to finance its operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.
The significant accounting policies and critical estimates applied by the Company in these unaudited condensed interim consolidated financial statements as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025, and the accompanying notes (the “Unaudited Condensed Interim Consolidated Financial Statements”), are the same as those applied in the Company’s audited consolidated financial statements and accompanying notes for the years ended December 31, 2025 and 2024 (the “Consolidated Financial Statements”), unless disclosed otherwise below. The Consolidated Financial Statements filed on March 24, 2026, can be found on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.
All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of June 30, 2026 and December 31, 2025, the consolidated results of operations for the three and six months ended June 30, 2026 and 2025 and cash flows for the six months ended June 30, 2026 and 2025 have been included.
The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025, and the related notes thereto, and have been prepared using the same accounting policies described therein.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Discontinued Operations
The Company determined that the deconsolidation of Glass House Retail, LLC and its subsidiaries qualified for presentation as discontinued operations. Accordingly, the historical results of operations of the Retail Business through the deconsolidation date have been presented as discontinued operations in the Unaudited Condensed Interim Consolidated Financial Statements for all periods presented, and prior-period statement-of-operations amounts and related disclosures have been retrospectively recast, as applicable, to conform to the current-period presentation. The Company’s share of GHR’s post-deconsolidation income or loss is accounted for under the equity method and is included in continuing operations.
Unless otherwise noted, amounts and disclosures included in these notes that relate to the Company’s results of operations reflect continuing operations and exclude the results of the Retail Business. The Unaudited Condensed Interim Consolidated Statements of Cash Flows include the cash flows of the Retail Business through June 11, 2026 within the applicable operating, investing and financing classifications for all periods presented. See Note 3 – Discontinued Operations, for additional information regarding the Retail Business and its classification as discontinued operations.
Basis of Consolidation
These Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has a controlling financial interest in accordance with ASC 810, Consolidation. The Company evaluates entities for consolidation under both the variable interest entity and voting interest entity models. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Under the voting interest entity model, control generally exists when the Company owns, directly or indirectly, more than fifty percent of the outstanding voting interests of an entity. In assessing control, currently exercisable potential voting rights are considered.
Equity Method Investments
The Company accounts for investments over which it has significant influence, but not control, under the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures. The Company recognizes its share of an investee’s income or loss based on the substantive economic rights and contractual allocation provisions of the investee’s governing agreements. The carrying amount of an equity-method investment is adjusted for the Company’s share of investee income or loss, distributions received, basis-difference amortization or accretion and impairment, as applicable.
Consolidation of Variable Interest Entities
ASC 810 requires a reporting entity to consolidate a variable interest entity (“VIE”) if the reporting entity is the primary beneficiary of the VIE. A reporting entity is the primary beneficiary if it has both (i) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
In determining whether the Company is the primary beneficiary of a VIE, the Company considers the purpose and design of the VIE, the nature and significance of its variable interests, and both qualitative and quantitative factors regarding the nature, size and form of the Company’s involvement with the VIE. The Company does not consolidate a VIE for which it is not the primary beneficiary. Investments in unconsolidated VIEs over which the Company has significant influence are accounted for under the equity method when the requirements of ASC 323 are met. The Company reassesses whether an entity is a VIE and whether the Company is the primary beneficiary when facts and circumstances change.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Restricted Cash
Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of June 30, 2026 and December 31, 2025, restricted cash was $3.5 million in each period which is held in escrow accounts and used as an interest reserve primarily for the Senior Secured Credit Facility (as defined below). See Note 12 – Notes Payable and Convertible Debentures for further discussion.
Accounts Receivable
The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the Unaudited Condensed Consolidated Balance Sheets, net of an allowance for credit losses. The Company analyzes the aging of accounts receivable, historical credit losses, customer creditworthiness and current economic trends in determining the allowance for credit losses. The Company does not accrue interest receivable on past due accounts receivable.
Accounts receivable, net is as follows (in thousands):

	June 30, 2026	December 31, 2025
Accounts Receivable Amortized Cost	$10,492	$4,816
Allowance for Credit Losses	(424)	(414)
Accounts Receivable, Net	$10,068	$4,402
The following table summarizes the changes in the allowance for credit losses for accounts receivable (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Balance, Beginning of Period	$(355)	$(372)	$(414)	$(472)
Provision for Expected Credit Losses	(63)	(98)	(135)	(29)
Write-offs	(6)	24	125	55
Balance, End of Period	$(424)	$(446)	$(424)	$(446)
Interest Rate Derivative
The Company utilizes an interest rate swap, expiring on February 28, 2030, to manage its exposure to variability in future cash flows from interest rate fluctuations on its Senior Secured Credit Facility (as defined below). This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815, Derivatives and Hedging. The Company has not designated this contract for hedge accounting.
The interest rate swap is recorded at fair value within other non-current liabilities on the Unaudited Condensed Consolidated Balance Sheet and changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Unaudited Condensed Interim Consolidated Statements of Operations. The Company’s policy is not to enter into derivative instruments for trading or speculative purposes. Cash flows resulting from this derivative instrument are included within net cash provided by (used in) operating activities on the Unaudited Condensed Interim Consolidated Statements of Cash Flows.
The Company’s interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Employee Retention Tax Credits
On March 27, 2020, the U.S. government enacted the Coronavirus Aid Relief and Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit (“ERC”). As there is no authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance. Since the filing of the ERCs through June 30, 2026, the Company filed with the Internal Revenue Service credits totaling $9.0 million during the year ended December 31, 2023. During the six months ended June 30, 2026, $0.6 million was received, of which $0.1 million was accrued for interest. During the year ended December 31, 2025, $7.6 million was received, of which $1.1 million was accrued for interest. The Company will not recognize the remaining amount of $2.0 million claimed as of June 30, 2026 until it has been determined that the Company has reasonable assurance that the credits will be realized.
Earnings and Loss per Share
The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the applicable period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures are anti-dilutive. Diluted earnings per share includes shares related to stock-based award plans, warrants and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible preferred shares and convertible debentures. See Note 16 – Income (Loss) Per Share for further information.
Segmented Information
The Company operates in two reportable segments which are wholesale biomass and cannabis-related consumer packaged goods (“CPG”). The wholesale biomass segment includes the propagation, nursery, flowering canopy, drying, processing and distribution of cannabis biomass. The CPG segment includes the manufacturing, extraction, infusion, conversion, packaging and distribution of the Company’s branded cannabis products. Certain economic characteristics such as production processes, types of products, classes of customers, as well as distribution models differ between segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. As of June 30, 2026, all of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation. See Note 20 – Segment Information for further information.
Recently Adopted Accounting Pronouncements
ASU 2025-05
In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. The Company adopted ASU 2025-05 on January 1, 2026. The adoption of the standard did not have a material impact on the Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

ASU 2024-04
In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments. ASU 2024-04 clarifies requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. To account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. The Company adopted ASU 2024-04 on January 1, 2026. The adoption of the standard did not have a material impact on the Unaudited Condensed Interim Consolidated Financial Statements.
Recent Accounting Pronouncements Not Yet Adopted
ASU 2026-02
In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). ASU 2026-02 establishes recognition, measurement, presentation, and disclosure requirements for environmental credits and environmental credit obligations. The guidance applies to entities that purchase, receive, generate, or hold environmental credits, including credits used to satisfy regulatory compliance obligations. ASU 2026-02 is effective for the Company beginning in the first quarter of 2028, with early adoption permitted. The amendments should be applied on a retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings, or other appropriate equity components or net assets, as of the beginning of the annual reporting period of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its Consolidated Financial Statements and related disclosures.
ASU 2026-01
In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. ASU 2026-01 requires paid-in-kind (“PIK”) dividends on equity-classified preferred stock, including preferred stock classified as temporary equity, to be initially measured based on the PIK dividend rate stated in the preferred stock agreement. ASU 2026-01 is effective for the Company beginning in the first quarter of 2027, with early adoption permitted, and may be applied either prospectively or on a modified retrospective basis. The Company is currently evaluating the impact that the adoption of this guidance will have on its Consolidated Financial Statements.
ASU 2025-12
In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 includes amendments that clarify, correct, or make minor improvements to a variety of topics in the FASB Accounting Standards Codification. The amendments are intended to improve the clarity and consistency of the codification and are not expected to result in significant changes to existing accounting practice. ASU 2025-12 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-12 may be applied either prospectively or retrospectively, depending on the specific amendment. The Company does not expect the adoption of this standard to have a material impact on the Consolidated Financial Statements.
ASU 2025-11
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 improves the guidance in ASC 270 by clarifying the applicability of interim reporting requirements, improving the organization and navigability of required interim disclosures, and adding a disclosure principle that requires entities to disclose events since the end of the most recent annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for the Company beginning in the first quarter of 2028. Early adoption is permitted. ASU 2025-11 may be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

ASU 2025-10
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. ASU 2025-10 establishes authoritative recognition, measurement, presentation, and disclosure guidance in ASC 832 for government grants received by business entities, including guidance on the timing of recognition and the classification of grants related to assets and grants related to income. ASU 2025-10 is effective for the Company beginning in the first quarter of 2029. Early adoption is permitted. ASU 2025-10 may be applied using either a modified prospective approach, a modified retrospective approach, or a full retrospective approach. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
ASU 2025-09
In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. ASU 2025-09 amends the guidance in ASC 815 to improve and clarify hedge accounting requirements, including changes related to hedge documentation, effectiveness assessments, and the application of hedge accounting to certain risk management activities. The amendments are intended to better align hedge accounting results with an entity’s risk management strategies. ASU 2025-09 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-09 is required to be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
ASU 2025-04
In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for share-based consideration payable to a customer that contains a service-condition vesting feature. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
ASU 2025-03
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a VIE that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

ASU 2024-03
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization for each income statement line item that contains those expenses in the notes to financial statements on an annual and interim basis. ASU 2024-03 also requires entities to include certain amounts that are required to be disclosed under existing U.S. GAAP to be included in the disaggregated income statement expense line item disclosures, disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the amount of selling expenses and the entity’s definition of selling expenses. ASU 2024-03 is effective for the Company beginning with the 2027 annual report. Early adoption is permitted. ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
3.    DISCONTINUED OPERATIONS

Deconsolidation of Retail Business
On June 12, 2026, the Company completed the Deconsolidation Transaction, which resulted in the deconsolidation of GHR and its subsidiaries.
The Deconsolidation Transaction was undertaken to segregate the Company’s dual-use cannabis Retail Business from its medical cannabis business and facilitate the Company’s application to list its subordinate voting shares on the NYSE.
Immediately prior to the Deconsolidation Transaction, the Company completed certain internal restructuring transactions pursuant to which entities and assets associated with the Retail Business were contributed to GHR. The Retail Business includes the Company’s California cannabis retail dispensary operations and the related assets, liabilities, cannabis licenses and other operating rights associated with those operations.
On June 12, 2026, NSJB Investments LLC (the “Investor”), an independent third party, acquired 100 Class A Units of GHR. The Class A Units represent all of GHR’s outstanding current voting interests and a 10% economic interest. The Investor has the right to appoint two of GHR’s three Board Managers. During the period before conversion of the Exchangeable Units described below (the “Interim Period”), distributions to the Class A Units are subject to a monthly distribution cap of $25 thousand.
The $2.5 million purchase price for the Class A Units was funded through an unsecured promissory note issued by the Investor to GHR. The note bears interest at 10% per annum, with interest capitalized and added to the outstanding principal balance annually, and matures on the earlier of five years after issuance and the exercise of the Call Right or Put Right described below.
The Company, through its indirect wholly owned subsidiary GHB Usub, LLC (“Holdings”), retained 900 Exchangeable Units of GHR representing approximately 90% of GHR’s economic interest on an as-converted basis, if and when the Exchangeable Units become eligible for conversion and are converted. Before conversion, the Exchangeable Units have no current voting rights, rights to distributions, or rights to participate in distributions of GHR’s assets upon liquidation. Holdings has the right to appoint one of GHR’s three Board Managers, subject to limitations on that manager’s participation in certain operational matters.
The “Triggering Event Date” means the date on which the NYSE, or another U.S. national securities exchange on which the Company’s shares are listed or proposed to be listed, first permits the listing of companies that consolidate the financial results of entities involved in the cultivation, distribution or possession of marijuana for non-medical adult-use purposes in the United States, as reasonably determined by the Company. Following the Triggering Event Date and receipt of the required regulatory approvals, Holdings may elect to convert all of its Exchangeable Units into Class B Units of GHR, which have voting and economic rights equivalent to the Class A Units. The conversion provisions include an adjustment intended to maintain the Investor’s interest at not less than 10% of GHR’s outstanding Units following conversion.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Following the Triggering Event Date, GHR — or, at GHR’s election, Holdings or its designee — has the right to purchase all of the Investor’s Class A Units at fair market value (the “Call Right”). The Investor also has the right to require GHR — or, at the Company’s election, Holdings or its designee — to purchase all of the Class A Units at fair market value (the “Put Right”). Fair market value is determined without a discount for minority interest or lack of marketability. Upon exercise of either right, the outstanding balance of the Investor’s promissory note, including accrued interest, is offset against the purchase price. The purchaser may settle the remaining purchase price through a five-year promissory note bearing interest at the same rate as the Investor’s promissory note.
The Company evaluated GHR under ASC 810, Consolidation, and concluded that GHR is a VIE. Although the Company holds variable interests in GHR through its Exchangeable Units and other contractual arrangements, the Company determined that it is not the primary beneficiary because it does not possess the power to direct the activities that most significantly affect GHR’s economic performance. The Investor, through its current voting rights and right to appoint two of GHR’s three Board Managers, directs the key operating and governance activities that most significantly affect GHR’s economic performance. Accordingly, the Company does not consolidate GHR.
The Company concluded that it retained significant influence over GHR through its right to appoint one of GHR’s three Board Managers, participation in strategic and operating policy matters, and other governance rights. Accordingly, the retained investment is accounted for under the equity method pursuant to ASC 323. The Company subsequently adjusts the equity method investment each reporting period for the Company’s contractual share of GHR’s post-deconsolidation income or loss, which is included as Equity in Income of Equity Method Investees in the Unaudited Condensed Interim Consolidated Statements of Operations. See Note 6 – Equity Method Investments for additional information.
Classification as Discontinued Operations
The Company concluded that the deconsolidation of the Retail Business represents a strategic shift that has a major effect on the Company’s operations and financial results. Prior to the Deconsolidation Transaction, the Retail Business constituted a separate reportable segment and its revenues, expenses, assets, liabilities and cash flows were consolidated within the Company’s consolidated financial statements.
As a result of the Deconsolidation Transaction, the Company transitioned from having a controlling financial interest and operational authority over the Retail Business to holding a noncontrolling investment in GHR. Accordingly, the historical operating results of the Retail Business through June 11, 2026, together with the loss recognized upon deconsolidation of GHR on June 12, 2026, have been classified as discontinued operations in the accompanying unaudited condensed consolidated statements of operations. Prior-period amounts have been retrospectively recast to conform to the current-period presentation. Beginning June 12, 2026, the Company’s share of GHR’s post-deconsolidation income or loss is recognized under the equity method and included in continuing operations.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Results of Discontinued Operations
The following table presents the operating results of discontinued operations for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenues, Net	$9,873	$12,262	$21,778	$24,050
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	4,948	6,402	10,888	12,536
Gross Profit	4,925	5,860	10,890	11,514
Operating Expenses:
General and Administrative	3,739	4,465	8,523	9,051
Sales and Marketing	406	482	840	935
Professional Fees	7	—	7	5
Depreciation and Amortization	359	553	900	1,110
Impairment Expense for Intangible Assets	170	—	170	1,900
Total Operating Expenses	4,681	5,500	10,440	13,001
Income (Loss) from Operations	244	360	450	(1,487)
Other (Income) Expense:
Interest Expense	15	36	41	74
Loss on Deconsolidation of GHR	2,490	—	2,490	—
Other Income, Net	(206)	(1,429)	(282)	(1,510)
Total Other (Income) Expense, Net	2,299	(1,393)	2,249	(1,436)
Net Income (Loss) from Discontinued Operations Before Provision for Income Taxes	(2,055)	1,753	(1,799)	(51)
Provision for Income Taxes	57	811	135	1,587
Net Income (Loss) from Discontinued Operations	$(2,112)	$942	$(1,934)	$(1,638)
Net income (loss) from discontinued operations before income taxes attributable to the Company was a loss of $2.2 million and income of $1.7 million for the three months ended June 30, 2026 and 2025, respectively, and losses of $2.1 million and $0.2 million for the six months ended June 30, 2026 and 2025, respectively.
Deconsolidation Loss and Fair Value Measurement
Upon deconsolidation, the Company derecognized the assets, liabilities and non-controlling interests associated with GHR and measured its retained Exchangeable Units in GHR at fair value. The resulting gain (loss) on deconsolidation was determined as follows (in thousands):

June 12, 2026
Fair Value of Retained Exchangeable Units in GHR—Nonrecurring Level 3 Measurement	$13,825
Carrying Amount of Non-Controlling Interests	8,098
Less: Carrying Amount of GHR Net Assets Derecognized	(24,413)
Loss on Deconsolidation of GHR	$(2,490)

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Company recognized a loss on deconsolidation of $2.5 million during the three and six months ended June 30, 2026, which is included in loss on deconsolidation of GHR within income from discontinued operations in the accompanying unaudited condensed interim consolidated statements of operations. The loss was attributable to the remeasurement of the Company’s retained interest in GHR from its carrying amount of $16.3 million immediately before deconsolidation to its fair value of $13.8 million.
The fair value of the retained Exchangeable Units was measured on a nonrecurring basis and was classified within Level 3 of the fair value hierarchy. The valuation used the discounted cash flow method under the income approach as the primary valuation method, with the guideline public company method used as corroborative evidence. The discounted cash flow analysis resulted in a controlling, marketable equity value of GHR of approximately $23.1 million. That value was adjusted for the specific rights and restrictions of the Exchangeable Units, including their lack of current voting, distribution and liquidation rights, the probability and expected timing of the Triggering Event Date, and their lack of marketability.
Significant unobservable inputs used in the valuation included forecast annual revenue growth rates ranging from 2.5% to 3.9%, forecast Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margins ranging from 5.4% to 6.8%, a discount rate of 12.5%, a terminal growth rate of 4.0%, a 95% probability of the Triggering Event Date occurring, a probability-weighted expected term of 0.84 years, a 30% discount for lack of marketability and an equity volatility assumption of 95%.
The Deconsolidation Transaction was completed with an independent third-party Investor and was not a related-party transaction. Following the Deconsolidation Transaction, GHR is a related party of the Company as an equity-method investee.
Assets and Liabilities of Discontinued Operations
Because GHR was deconsolidated prior to June 30, 2026, the assets and liabilities of GHR are no longer included in the Company’s consolidated balance sheet as of June 30, 2026, other than the Company’s retained investment in GHR and amounts arising from continuing arrangements with GHR, as applicable.
The assets and liabilities of the Retail Business have been retrospectively reclassified in the comparative consolidated balance sheet as assets and liabilities of discontinued operations. There were no assets or liabilities of the Retail Business included in the Company’s consolidated balance sheet as of June 30, 2026 because GHR had been deconsolidated before that date.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Because GHR was deconsolidated prior to June 30, 2026, no assets or liabilities of the Retail Business were included in the Company’s Unaudited Condensed Consolidated Balance Sheet as of June 30, 2026. The following table presents the major classes of assets and liabilities of the Retail Business as of December 31, 2025 (in thousands):

December 31, 2025
ASSETS
Current Assets:
Cash	$7,396
Accounts Receivable, Net	14
Income Taxes Receivable	3
Prepaid Expenses and Other Current Assets	719
Inventory	1,928
Total Current Assets	10,060
Operating Lease Right-of-Use Assets, Net	3,337
Finance Lease Right-of-Use Assets, Net	892
Property, Plant and Equipment, Net	13,434
Intangible Assets, Net	10,797
Other Assets	36
Total Assets of Discontinued Operations	$38,556
LIABILITIES
Current Liabilities:
Accounts Payable and Accrued Liabilities	$5,526
Income Taxes Payable	2,190
Current Portion of Operating Lease Liabilities	959
Current Portion of Finance Lease Liabilities	413
Total Current Liabilities	9,088
Operating Lease Liabilities, Net of Current Portion	2,470
Finance Lease Liabilities, Net of Current Portion	629
Deferred Tax Liabilities	2,375
Total Liabilities of Discontinued Operations	$14,562
Cash Flows from Discontinued Operations
The Company elected to disclose the following depreciation, amortization, capital expenditures, and significant operating and investing noncash items associated with discontinued operations (in thousands):

	Six Months Ended
	June 30,
	2026	2025
Depreciation and Amortization	$900	$1,110
Capital Expenditures	92	113
Non-Cash Operating and Investing Activities:
Impairment Expense for Intangible Assets	170	1,900
Non-Cash Operating Lease Costs	4	149
The cash flows associated with the Retail Business through June 11, 2026 are included within the applicable operating, investing and financing classifications in the accompanying Unaudited Condensed Interim Consolidated Statements of Cash Flows.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Continuing Involvement with GHR
Following the Deconsolidation Transaction, the Company’s significant continuing involvement with GHR consists of its retained equity-method investment, the consulting services agreement, continuing product sales, cost-reimbursement and other commercial arrangements, the protection arrangements applicable to the Exchangeable Units, and the Call Right and Put Right described above.
A subsidiary of the Company provides financial and accounting, human resources, regulatory and compliance, information technology, legal and administrative, purchasing and supply-chain, and general advisory services to GHR under a consulting services agreement. Fees under the agreement generally equal the service provider’s fully burdened costs plus 5%, subject to a monthly fee cap of $400 thousand. The agreement has no stated expiration date and is expected to continue until terminated by either party upon 90 days’ notice.
GHR’s loss before income taxes for the period from June 12, 2026 through June 30, 2026 was $0.8 million.
See Note 19 – Related Party Transactions, for information regarding related party transactions with GHR.
The protection arrangements remain in effect generally until the Exchangeable Units are converted into Class B Units or the Investor’s Class A Units are repurchased. The Company also entered into an indemnification agreement with the Investor. See Note 18 – Commitments and Contingencies, for additional information.
Retained Investment in GHR
Immediately before the Deconsolidation Transaction, the Company indirectly owned 100% of GHR. Following the Deconsolidation Transaction, the Company accounts for its retained interest in GHR under the equity method of accounting. The investment was initially recognized at its estimated fair value of $13.8 million on June 12, 2026. The initial measurement was a nonrecurring Level 3 fair-value measurement. Following initial recognition, the investment is carried under the equity method and is not remeasured at fair value on a recurring basis. See Note 6 – Equity Method Investments, for additional information regarding the basis for applying the equity method, the Company’s share of GHR’s post-deconsolidation income or loss, the carrying amount of the investment and equity-method basis differences.
As of June 30, 2026, the Company’s variable interests in GHR consist primarily of its retained Exchangeable Units and its obligations under the Indemnification Agreement. The carrying amount and balance sheet classification of the Company’s equity-method investment in GHR are disclosed in Note 6 – Equity Method Investments, and any liability recognized in connection with the Indemnification Agreement is disclosed in Note 18 – Commitments and Contingencies. The Company’s maximum exposure to loss associated with GHR includes the carrying amount of its equity-method investment and potential future payments under the Indemnification Agreement. Because the Indemnification Agreement does not contain a contractual cap and the amount of any potential future payments depends on uncertain future claims and circumstances, the Company’s total maximum exposure to loss cannot be reasonably quantified.
Reportable Segments
Prior to the Deconsolidation Transaction, the Retail Business represented one of the Company’s three reportable segments. Beginning June 12, 2026, the Retail Business is no longer a reportable segment of the Company because GHR is no longer consolidated. The historical results of operations of the Retail Business through the deconsolidation date have been presented as discontinued operations in the Unaudited Condensed Interim Consolidated Financial Statements for all periods presented.
See Note 20 – Segment Information for additional information.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.    CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains certain cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of June 30, 2026 and December 31, 2025, the Company has not experienced any losses with regards to its cash balances.
The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends and other information. For the three months ended June 30, 2026 and 2025, there was one customer that comprised 21% and 28%, respectively, of the Company’s revenues. Revenue for this customer is included in the Company’s wholesale biomass segment. For the six months ended June 30, 2026 and 2025, the same customer comprised 23% and 28%, respectively, of the Company’s revenues. As of June 30, 2026 and December 31, 2025, this customer comprised 21% and 19%, respectively, of the Company’s gross accounts receivable balance.
5.    INVENTORY

Inventory consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Raw Materials	$5,874	$6,957
Work-in-Process	19,138	13,859
Finished Goods	9,010	3,483
Total Inventory	$34,022	$24,299
6.    EQUITY METHOD INVESTMENTS

The Company accounts for investments over which it has significant influence, but not control, under the equity method of accounting. Significant influence may arise through voting interests, representation on an investee’s governing body, contractual rights or other facts and circumstances.
Following the Deconsolidation Transaction, the Company concluded that GHR is a VIE. The Company determined that it is not the primary beneficiary of GHR because it does not possess the power to direct the activities that most significantly affect GHR’s economic performance. Accordingly, the Company does not consolidate GHR. See Note 3 – Discontinued Operations, for additional information regarding the Deconsolidation Transaction and the Company’s VIE analysis.
Although the Exchangeable Units do not currently have voting rights, the Company concluded that it has significant influence over GHR through Holdings’ right to appoint one of GHR’s three Board Managers, participation through its Board representation in strategic and operating policy decisions, and other governance and information rights. Accordingly, the Company accounts for its retained investment in GHR under the equity method pursuant to ASC 323, Investments—Equity Method and Joint Ventures.
The following table presents activity in the Company’s investment in GHR (in thousands):

Balance at December 31, 2025	$—
Initial Recognition at Fair Value Upon Deconsolidation	13,825
Equity in Income of Equity Method Investees	665
Balance at June 30, 2026	$14,490

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

During the three months ended June 30, 2026 and 2025, the Company recognized equity in income of equity-method investees of $665 thousand and $44 thousand, respectively. During the six months ended June 30, 2026 and 2025, the Company recognized equity in income of equity-method investees of $665 thousand and $84 thousand, respectively. The Company presents its share of investee income or loss in equity in income of equity method investees in the accompanying Unaudited Condensed Interim Consolidated Statements of Operations.
The retained investment in GHR was initially measured at fair value of $13.8 million on a nonrecurring basis as of June 12, 2026 and was classified within Level 3 of the fair value hierarchy at that measurement date. Following initial recognition, the GHR investment is accounted for under the equity method and is not remeasured at fair value on a recurring basis. See Note 3 – Discontinued Operations, for the valuation techniques and significant inputs used in the initial fair-value measurement.
Equity-method investments are subsequently adjusted for the Company’s share of investee income or loss, equity-method basis-difference amortization or accretion, distributions received and impairment, as applicable.
At June 12, 2026, the difference between the initial carrying amount of the GHR investment and the Company’s share of GHR’s underlying net assets was $0.9 million. The difference was assigned to intangible assets and equity-method goodwill.
7.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Land	$69,097	$69,097
Buildings	172,643	160,518
Furniture and Fixtures	1,045	1,037
Leasehold Improvements	8,867	8,812
Equipment and Software	11,337	9,582
Construction in Progress	18,783	20,278
Total Property, Plant and Equipment	281,772	269,324
Less Accumulated Depreciation and Amortization	(60,681)	(53,998)
Property, Plant and Equipment, Net	$221,091	$215,326
During the three months ended June 30, 2026 and 2025, the Company recorded depreciation expense of $3.3 million and $3.4 million, respectively. During the six months ended June 30, 2026 and 2025, the Company recorded depreciation expense of $6.8 million and $6.6 million, respectively. The amount of amortization recognized for finance leases during the three months ended June 30, 2026 and 2025 was $0.1 million in each period. The amount of amortization recognized for finance leases during the six months ended June 30, 2026 and 2025 was $0.2 million in each period. See Note 11 – Leases for further information.
During the three months ended June 30, 2026 and 2025, the Company capitalized interest to property and equipment of $0.5 million and nil, respectively. During the six months ended June 30, 2026 and 2025, the Company capitalized interest to property and equipment of $0.9 million and nil, respectively.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.     INTANGIBLE ASSETS

Intangible assets consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Definite Lived Intangible Assets
Customer Relationships	$587	$587
Intellectual Property	1,587	1,587
Total Definite Lived Intangible Assets	2,174	2,174
Less Accumulated Amortization	(1,455)	(1,393)
Definite Lived Intangible Assets, Net	719	781
Indefinite Lived Intangible Assets
Intellectual Property	200	—
Total Indefinite Lived Intangible Assets	200	—
Total Intangible Assets, Net	$919	$781
During the three months ended June 30, 2026 and 2025, the Company recorded amortization expense related to intangible assets of nil in each period. During the six months ended June 30, 2026 and 2025, the Company recorded amortization expense related to intangible assets of $0.1 million in each period.
The following is the future minimum amortization expense to be recognized as of June 30, 2026 for each of the following years (in thousands):

2026 (Remaining)	$62
2027	123
2028	123
2029	123
2030	123
Thereafter	165
Total Future Amortization Expense	$719
9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Accounts Payable	$9,073	$10,633
Accrued Liabilities	23,638	15,053
Accrued Payroll and Related Liabilities	3,412	1,644
Sales Tax and Cannabis Taxes	1,928	924
Total Accounts Payable and Accrued Liabilities	$38,051	$28,254
10.    CONTINGENT SHARES PAYABLE AND EARNOUT LIABILITIES

Activity related to the contingent shares and earnout liabilities consisted of the following (in thousands):

Balance at December 31, 2024	$20,265
Reclassification of Contingent Shares Payable to Additional Paid-In Capital	(20,265)
Balance at June 30, 2025	$—

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Contingent Earnout – Camarillo Transaction
During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company was obligated to pay a contingent earnout fee of up to $75 million, payable in Equity Shares, if certain conditions and financial metrics were met. During the quarter ended March 31, 2025, the measurement period concluded, and it was determined that the financial metrics were not met.
Contingent Shares – Camarillo Transaction
As additional consideration for the Option Right, the Company issued 6,500,000 Equity Shares upon the closing of the Camarillo Transaction. The Company allocated the fair value of the Option Right to the assets acquired upon its exercise in September 2021. In addition to the Equity Shares issued for the Option Right, the Company was obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. During the year ended December 31, 2025, the Company issued 500,000 shares related to the contingent payment. The Company is obligated to issue up to an additional 3,000,000 Equity Shares as a contingent payment, which are subject to certain conditions and events. As conditions related to the Equity Shares were expected to be satisfied, in accordance with U.S. GAAP, the Company reclassified the $20.3 million value of the shares from contingent shares payable and earnout liabilities to additional paid-in capital on the Unaudited Condensed Consolidated Balance Sheet during the three months ended March 31, 2025.
11.    LEASES

The following table presents components of lease cost (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$46	$110	$155	$191
Interest on Lease Liabilities	23	41	50	78
Operating Lease Cost	109	67	183	392
Short-Term Lease Costs	335	325	629	571
Total Lease Expenses	$513	$543	$1,017	$1,232

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Additional information related to the Company’s leases is as follows (in thousands, except lease term and discount rate):

	Six Months Ended
	June 30,
	2026	2025
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$54	$76
Operating Cash Flows from Operating Leases	$185	$632
Financing Cash Flows from Finance Leases	$298	$243

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$—	$403
Recognition of Right-of-Use Assets for Operating Leases	$531	$—

Weighted-Average Remaining Lease Term (Years) - Finance Leases	2	2
Weighted-Average Remaining Lease Term (Years) - Operating Leases	3	4
Weighted-Average Discount Rate - Finance Leases	13.19%	14.17%
Weighted-Average Discount Rate - Operating Leases	14.50%	13.79%
Effective June 12, 2026, the Company deconsolidated its Retail Business. Accordingly, the weighted-average lease information as of June 30, 2026 excludes leases of the Retail Business, while prior-period amounts include the Retail Business for periods during which it was consolidated.
Future minimum lease payments under non-cancelable finance and operating leases as of June 30, 2026 for each of the following years were as follows (in thousands):

	Operating Leases		Finance Leases
	Third Parties	Related Parties	Third Parties	Total
2026 (Remaining)	$165	$47	$160	$372
2027	314	93	311	718
2028	234	93	171	498
2029	48	93	32	173
2030	10	93	—	103
Thereafter	5	—	—	5
Total Future Minimum Lease Payments	776	419	674	1,869
Less: Imputed Interest	(135)	(112)	(94)	(341)
Present Value of Lease Liability	641	307	580	1,528
Less: Current Portion of Lease Liability	(273)	(52)	(258)	(583)
Present Value of Lease Liability, Net of Current Portion	$368	$255	$322	$945
As of June 30, 2026, the Company leases certain business facilities from certain related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The lease terms included in the determination of the operating lease liabilities and future minimum rental payments reflect only the non-cancellable period of the leases and exclude periods covered by options to extend for which the Company is not reasonably certain it will exercise such options. These non-cancellable operating leases require monthly payments ranging from $800 to $19 thousand and expire through July 2031. Certain lease monthly payments related to non-cancellable operating leases may escalate up to 3.0% each year. In such cases, the variability in lease payments is included within the current and non-current operating lease liabilities.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.    NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Notes payable consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Senior Secured Credit Facility	$50,000	$50,000
Convertible Debentures	14,357	16,006
2025 Lompoc Term Loan	2,971	2,990
Greenhouse 2 Equipment Supplier Financing	3,959	—
Total Notes Payable	71,287	68,996
Less: Unamortized Debt Issuance Costs and Loan Origination Fees	(1,146)	(330)
Net Amount	70,141	68,666
Less: Current Portion of Notes Payable	(14,733)	(37)
Notes Payable, Net of Current Portion	$55,408	$68,629
Senior Secured Credit Facility
On February 28, 2025, the Company refinanced its Prior Credit Agreement (as defined below) and entered into a new senior secured credit facility for an aggregate principal amount of $50 million maturing on February 28, 2030, as amended (the “Senior Secured Credit Facility”) with certain U.S.-based commercial banks (together, the “Senior Secured Credit Facility Lender”). The Senior Secured Credit Facility is secured by a first priority lien on the Company’s Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority lien on the rest of the Company’s assets excluding other real estate and is jointly and severally guaranteed by several of the Company’s subsidiaries.
Payments for the first 2 years are interest-only. Principal and interest payments will be made during the last 3 years based on a straight-line amortization of the loan amount over a period of 15 years beginning on April 1, 2027, with a balloon payment of the remainder of the principal due on the maturity date. Interest payments began on April 1, 2025 and will be paid in monthly installments. The Senior Secured Credit Facility has optional and mandatory prepayments. The Company may make optional prepayments to repay the Senior Secured Credit Facility, in whole or in part, subject to paying an applicable premium. Mandatory prepayments include a change in control of the borrower subsidiaries including changes in parent company ownership or certain acquisition or controlling influence over the borrower subsidiaries.
The Senior Secured Credit Facility has a floating interest rate based on the Wall Street Journal’s prime rate, which was 6.75% as of June 30, 2026, plus 1.25%. On February 28, 2025, the Company entered into an interest rate swap agreement with a notional amount of $50 million to convert the variability of cash flows resulting from fluctuations in variable rates to effectively set the interest rate at 8.58%. The interest rate swap agreement expires on February 28, 2030. See Note 13 – Derivative Instruments for more information.
Upon closing, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which is included in restricted cash, net of current portion in the Unaudited Condensed Consolidated Balance Sheet as of June 30, 2026.
The Senior Secured Credit Facility contains a covenant which requires the Company to maintain liquidity in excess of $15 million at all times. The Senior Secured Credit Facility also contains a covenant which requires the Company to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted EBITDA minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

As of December 31, 2025, the Company was not in compliance with the Fixed-Charge Coverage Ratio financial covenant under its Senior Secured Credit Facility and also experienced certain technical events of default related to administrative and guarantor provisions, none of which related to payment obligations. As a result of these events of default, the lender had the contractual right to declare the related debt immediately due and payable. On March 16, 2026, the Company entered into a First Amendment and Waiver to the Senior Secured Credit Facility pursuant to which the lender waived the financial covenant violation and the related technical events of default. The amendment also suspends testing of the Fixed-Charge Coverage Ratio for the fiscal quarters ending March 31, 2026, June 30, 2026, and September 30, 2026, with covenant testing resuming for the fiscal quarter ending December 31, 2026. As a result of the waiver and covenant suspension, the lender does not have the contractual right to accelerate the debt arising from these events of default for a period greater than twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of June 30, 2026 and December 31, 2025.
Prior Senior Secured Credit Agreement
On December 9, 2021 (the “Prior Senior Secured Closing Date”), the Company entered into a senior secured term loan agreement (the “Prior Credit Agreement,” as amended), for total available proceeds of up to $100 million with funds managed by a U.S.-based private credit investment fund and other participating third-party lenders (together, the “Prior Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Prior Credit Agreement of $50 million.
On February 28, 2025, the Company used proceeds from the Senior Secured Credit Facility to repay the remaining balance of the Prior Credit Agreement term loan in the amount of $40.6 million plus fees and extinguished in its entirety the Company’s obligations under the Prior Credit Agreement. As a result, the Company recognized $0.3 million as a loss on extinguishment of debt in its Unaudited Condensed Interim Consolidated Statements of Operations.
2025 Lompoc Term Loan
On August 4, 2025, the Company entered into a term loan for an aggregate principal amount of $3 million maturing on August 4, 2035 (the “2025 Lompoc Term Loan”) with a U.S.-based bank (the “2025 Lompoc Term Loan Lender”). The 2025 Lompoc Term Loan requires monthly principal and interest payments commencing on September 4, 2025 and has an initial fixed interest rate of 8.5% for the first five years. Beginning September 4, 2030, the loan converts to a variable rate based on the Wall Street Journal prime rate plus 1%, resetting every five years, with a minimum floor rate of 5%. The loan is amortized over 25 years with a balloon payment due at maturity. Proceeds were used to acquire the remaining 76% ownership interest in a property located in Lompoc, California, on August 18, 2025.
The 2025 Lompoc Term Loan is secured by a first-priority deed of trust on the Company’s Lompoc facility and a first priority lien on other assets of the Company excluding other real estate. The loan is jointly and severally guaranteed by several of the Company’s subsidiaries.
The 2025 Lompoc Term Loan includes covenants including a requirement to maintain a minimum debt service coverage ratio of 1.25x, measured annually at the guarantor level, Glass House Brands Inc. As of December 31, 2025, the Company was not in compliance with this financial covenant. As a result, the lender had the contractual right to declare the related debt immediately due and payable. In March 2026, the lender provided a waiver of the financial covenant violation which prevents the lender from exercising its acceleration rights for a period of at least twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of June 30, 2026 and December 31, 2025.
Greenhouse 2 Equipment Supplier Financing
On January 15, 2026, the Company entered into an agreement for the purchase and installation of equipment for Greenhouse 2 at the Camarillo Facility, with an aggregate purchase price of approximately $4.7 million. The agreement includes a supplier financing arrangement for approximately $4.0 million of the purchase price. The financing bears interest at a rate of 7% and is repayable in ten equal semiannual installments over a five-year period. Payments are expected to commence approximately six months following delivery with the first installment due after installation is complete.
As of June 30, 2026, the Company has taken delivery of the equipment and recognized a corresponding financing liability of approximately $4.0 million.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Convertible Debentures
On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable semi-annually in arrears until April 15, 2027 (the “Maturity Date”). Interest is payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both at the sole discretion of the Company, based on the 10-day volume-weighted average price (“VWAP”) of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD $1.00 to CAD $1.27.
The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) CAD $4.08.
The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of June 30, 2026, the balance of $10.7 million and $3.6 million for the Series A Notes and Series B Notes, respectively remain outstanding.
As of June 30, 2026, the scheduled maturities of notes payable for each of the following years were as follows (in thousands):

Principal Payments
2026 (Remaining)	$18
2027	17,862
2028	4,112
2029	4,169
2030	41,452
Thereafter	3,674
Total Future Minimum Principal Payments	$71,287
13.    DERIVATIVE INSTRUMENTS

Assets or liabilities associated with our derivative instruments are recorded at fair value in other assets and other non-current liabilities on our Unaudited Condensed Consolidated Balance Sheets. Gains and losses resulting from changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Unaudited Condensed Interim Consolidated Statements of Operations.
Interest Rate Risk
The Company utilizes an interest rate swap to manage its exposure to variability in future cash flows associated with fluctuations in interest rates on its Senior Secured Credit Facility. This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815. The Company has not designated this contract for hedge accounting.
The Company’s interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap. As of June 30, 2026 and December 31, 2025, the interest rate swap fair value is in a liability position due to valuation inputs including projected changes in the forward interest rate curve.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Convertible Debenture Derivatives
The conversion features of the Series A Notes and Series B Notes were previously bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a binomial lattice model that is based on unobservable inputs and were classified as Level 3 fair value measurements in the fair value hierarchy. The Company assessed the conversion and settlement features of the Series A Notes and Series B Notes under ASC 815 and concluded that bifurcation as embedded derivatives is not required.
The following table presents the fair value of the Company’s derivative instruments not designated as hedging instruments (in thousands):

Derivative instrument	Financial Statement Line Item	June 30, 2026	December 31, 2025
Interest Rate Swap	Other Non-Current Liabilities	$(649)	$(1,653)
Convertible Debenture Conversion Feature	Other Assets	—	466
Total		$(649)	$(1,187)
The following table presents the change in fair value of the Company’s derivative instruments not designated as hedging instruments, including the initial recognition of fair value for the interest rate swap, as reported on the Unaudited Condensed Interim Consolidated Statements of Operations (in thousands):

		Three Months Ended		Six Months Ended
		June 30,		June 30,
Derivative instrument	Financial Statement Line Item	2026	2025	2026	2025
Interest Rate Swap	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	$(595)	$318	$(1,004)	$1,807
Convertible Debenture Conversion Feature	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	—	10	—	254
Total		$(595)	$328	$(1,004)	$2,061
14.    SHAREHOLDERS’ EQUITY

As of June 30, 2026 and December 31, 2025, the authorized share capital of the Company was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three-year sunset period that would have expired on June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles of the Company to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share, representing an aggregate redemption amount of approximately $5 thousand.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).
Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. During the three months ended September 30, 2025, MPB amended and restated its Articles of Incorporation to provide for a new series of Exchangeable Shares that have substantially the same rights and obligations of the existing Exchangeable Shares. Until a holder exchanges its Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though it will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Unaudited Condensed Interim Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.
Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group, Inc. (“GH Group”) is 200,000 of which 55,000 shares are designated as shares of Series B Preferred Stock (“Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“Series C Preferred”), 15,000 shares are designated as shares of Series D Preferred Stock (“Series D Preferred”) and 80,000 shares are designated as shares of Series E Convertible Preferred Stock (“Series E Convertible Preferred”). The Series B Preferred and Series C Preferred were fully redeemed or converted and are no longer issued and outstanding.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Holders of GH Group Preferred Shares are not entitled to vote, except in connection with any changes to the Certificate of Incorporation or the Bylaws of GH Group that adversely affect the powers, preferences, privileges or rights of such GH Group Preferred Shares. Except as provided in the foregoing sentence, the Series B, Series C and Series D Preferred do not carry any voting rights and are not convertible. Except as provided above, the Series E Convertible Preferred do not carry any voting rights, except for limited protective provisions, and are convertible.
In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to its stockholders, in the following order of priority and before any payment shall be made to the holders of GH Group Common Stock: (i) Series B Preferred, (ii) Series C Preferred, (iii) Series D Preferred and (iv) Series E Convertible Preferred. GH Group may redeem the GH Group Preferred Shares from a holder, in whole or in part, only after certain trigger events described below have occurred, and the redemption price will equal the liquidation value plus any accrued, unpaid and accumulated dividends.
The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc. (the “Equity Shares”), resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time until the fifth anniversary of the original issuance after the earlier of the following trigger events have occurred: (a) (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange, or (b) certain change of control events. Upon redemption, holders will receive the liquidation value plus any accrued, unpaid and accumulated dividends.
The Series B Preferred and the Series C Preferred carried a 20% cumulative dividend rate, which increased by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. The Series E Convertible Preferred carry a 12% cumulative dividend rate. Dividends accrue in arrears annually and are payable in cash quarterly if and when declared by GH Group’s board of directors.
There were 15,000 shares of Series D Preferred issued and outstanding as of June 30, 2026 and December 31, 2025; and there were 77,500 shares of Series E Convertible Preferred issued and outstanding as of June 30, 2026 and December 31, 2025. In accordance with the provisions above, the Company recorded dividends to the holders of GH Group Preferred Shares in the amount of $2.9 million and $4.7 million for the three months ended June 30, 2026 and 2025, respectively, and $5.8 million and $9.3 million for the six months ended June 30, 2026 and 2025, respectively.
2026 At-The-Market Program
In June 2026, the Company commenced an at-the-market distribution program (the “2026 ATM Program”), as amended in July 2026 (see Subsequent Events), by means of a prospectus supplement dated June 10, 2026 (the “Prospectus Supplement”) to its short form base shelf prospectus dated June 10, 2026 (the “Shelf Prospectus”) with the securities regulatory authorities in all provinces and territories of Canada in connection with the 2026 ATM Program. The 2026 ATM Program is subject to and governed by the terms of an equity distribution agreement dated June 10, 2026 (the “Equity Distribution Agreement”) with ATB Capital Markets Corp., pursuant to which, the Company may from time to time sell up to $100 million of its Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the 2026 ATM Program. See Note 21 – Subsequent Events, for information regarding the July 15, 2026 amendment to the ATM program.
2024 At-The-Market Program
The Company commenced an at-the-market distribution program (the “2024 ATM Program”) in December 2024 by means of a prospectus supplement dated December 2, 2024 (the “2024 Prospectus Supplement”) to its short form base shelf prospectus dated May 16, 2024 (the “2024 Shelf Prospectus”) with the securities regulatory authorities in all provinces and territories of Canada in connection with the 2024 ATM Program. The 2024 ATM Program was subject to and governed by the terms of an equity distribution agreement dated November 13, 2024 (the “2024 Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, the Company would from time to time sell up to $25 million of its Equity Shares under the 2024 ATM Program.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Share and Equity Transactions
During the six months ended June 30, 2026, the Company issued 2,086,737 Equity Shares under the 2024 ATM Program at an average price of $8.98 per share for gross proceeds of $18.7 million. The Company received net proceeds of $18.4 million after paying commissions of $0.4 million to the sales agent for the 2024 ATM Program. The share issuance costs have been presented net within additional paid-in capital.
During the six months ended June 30, 2026, the Company issued 385,000 Equity Shares under the 2026 ATM Program at an average price of $13.07 per share for gross proceeds of $4.9 million. The Company received net proceeds of $4.9 million. The share issuance costs have been presented net within additional paid-in capital.
During the six months ended June 30, 2026, the Company issued 9,653 Equity Shares for the conversion of the Plus Convertible Notes.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
The Company recorded income attributable to a non-controlling interest during the three months ended June 30, 2026 and 2025 of $0.1 million in each period. The Company recorded income attributable to a non-controlling interest and during the six months ended June 30, 2026 and 2025 of $0.3 million and $0.1 million, respectively.
15.    SHARE-BASED COMPENSATION AND EMPLOYEE BENEFIT PLAN

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. During the Company’s annual and special meeting of the shareholders held on June 20, 2025, disinterested shareholders approved a second amended and restated equity incentive plan (the “Second Amended Incentive Plan”) for purposes of instituting a one-time fixed increase to the rolling 10% share reserve to give effect to the number of shares issuable under the market-based restricted stock units as discussed below.
The Second Amended Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Second Amended Incentive Plan (unless the Second Amended Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Company’s board of directors (the “Board of Directors”) for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Stock Options
A reconciliation of the beginning and ending balance of stock options outstanding was as follows:

	Number of Stock Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2025	179,327	$3.10
Exercised and Forfeited	(179,327)	3.10
Outstanding as of June 30, 2026	0	—
As of June 30, 2026 and December 31, 2025, options vested and exercisable were nil and 179,327, respectively.
Restricted Stock Units
A reconciliation of the beginning and ending balance of restricted stock units outstanding was as follows:

Number of Restricted Stock Units
Unvested as of December 31, 2025	5,326,867
Granted	47,012
Vested	(1,535,497)
Forfeited	(130,512)
Unvested as of June 30, 2026	3,707,870
During the three months ended June 30, 2026 and 2025, the Company recognized $3.5 million and $2.8 million, respectively, in stock-based compensation related to restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. During the six months ended June 30, 2026 and 2025, the Company recognized $7.2 million and $4.9 million, respectively, in stock-based compensation related to restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. The fair value of the restricted stock units granted was determined using the value of the Equity Shares at the date of grant.
Market-Based Performance Restricted Stock Units
The Company’s market-based performance restricted stock units vest contingent upon the achievement of pre-determined market and service conditions. If market conditions are not met but service conditions are met, the market-based performance restricted stock units will not vest; however, any compensation expense that was recognized to date will not be reversed. The Company amortizes the fair value of market-based performance restricted stock units over the requisite service period and recognizes compensation cost on a straight-line basis over the service period. The number of Equity Shares, if any, to be issued for these awards is determined based on the achievement of specific share price targets during the performance period, as measured by the volume weighted average price over the 90 trading days ending on the last day of a fiscal quarter. The time-based vesting occurs on the third anniversary of the grant date and requires the participant to remain in the eligible service of the Company through that time. Awards that vest prior to the fourth anniversary of the grant date will settle out 50% on the fourth anniversary of the grant date, and 50% on the fifth anniversary of the grant date. Any additional awards that vest between the fourth and fifth anniversary of the grant date will settle 100% on the fifth anniversary of the grant date.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Fair value of the market-based restricted performance stock units is determined using the Monte-Carlo simulation with the following assumptions:

Six Months Ended
June 30, 2025
Expected term (in years)	3.00
Expected volatility	72%
Weighted-average volatility	72%
Risk-free interest rate	3.92%
Dividend rate	—%
There were no market-based restricted performance stock units granted during the six months ended June 30, 2026. As of June 30, 2026, a maximum number of 3,000,000 granted and unvested market-based restricted performance stock units could potentially vest.
During the three months ended June 30, 2026 and 2025, the Company recognized $0.5 million and $0.1 million, respectively, in stock-based compensation related to market-based performance restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. During the six months ended June 30, 2026 and 2025, the Company recognized $1.0 million and $0.1 million, respectively, in stock-based compensation related to market-based restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations.
Team Member Shareholder Participation Program
In December 2025, the Board of Directors approved the Team Member Shareholder Participation Program (the “TMSPP”) under the Company’s Incentive Plan. Eligible employees may receive unrestricted Equity Shares as consideration for services rendered. Under the terms of the TMSPP, eligible participating employees earn an annual award equal to approximately 5% of their gross base compensation for the applicable year. The number of Equity Shares issued is determined in the subsequent year based on the value of the award divided by a VWAP of the Company’s Equity Shares over a specified period prior to the issuance date.
As the awards are based on a fixed monetary value that is settled in a variable number of Equity Shares, the awards are classified as liability awards until settlement. Stock-based compensation expense is recognized over the requisite service period, which represents the period in which employees earn the award and satisfy the service condition. The liability is remeasured at each reporting date until settlement, with changes in value recognized in stock-based compensation expense. Upon issuance of shares, the liability is reclassified to equity.
During the three months ended June 30, 2026 and 2025, the Company recognized $0.2 million and nil, respectively, in stock-based compensation related to the TMSPP and was included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. During the six months ended June 30, 2026 and 2025, the Company recognized $0.5 million and nil, respectively, in stock-based compensation related to the TMSPP and was included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations.
As of June 30, 2026, the Company recorded a liability of approximately $0.5 million related to the TMSPP, which is included in accounts payable and accrued liabilities in the Unaudited Condensed Consolidated Balance Sheet.
Stock Appreciation Right Units
The Company had authorized and issued certain stock appreciation rights (“SARs”) which were issued to various employees of the Company. SARs vested 33% one year after the grant date and the remaining 67% vested monthly over two years. Vested and exercised SARs would receive cash in the amount of SARs exercised multiplied by the excess of the fair market value of an Equity Share as of the exercise date over the stated strike price of the SAR. As SARs are cash-settled, the Company recognized the value of SARs as liabilities which were included in accounts payable and accrued liabilities in the Unaudited Condensed Consolidated Balance Sheets. As of June 30, 2026 and December 31, 2025, the Company recorded a liability of nil and $17 thousand, respectively.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

A reconciliation of the beginning and ending balance of the SARs outstanding was as follows:

Number of Stock Appreciation Rights Units
Outstanding as of December 31, 2025	2,922
Exercised	(974)
Forfeited	(1,948)
Outstanding as of June 30, 2026	0
During the three months ended June 30, 2026 and 2025, the Company recognized nil thousand and $37 thousand, respectively, of expense related to the SARs. During the six months ended June 30, 2026 and 2025, the Company recognized $(5) thousand and nil, respectively, in expense related to SARs.
Warrants
A reconciliation of the beginning and ending balance of warrants outstanding was as follows:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding as of December 31, 2025	43,221,659	$9.68
Exercised	(5,131,657)	10.57
Redeemed	(30,644,500)	—
Outstanding as of June 30, 2026	7,445,502	5.23
The following table summarizes the warrants that remained outstanding as of June 30, 2026:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	5.00	July 2026	5,726,502	5,726,502
Equity Shares	6.00	July 2026	1,719,000	1,719,000
			7,445,502	7,445,502
On April 28, 2026, the Company announced that it had delivered a notice of redemption, dated April 28, 2026, with respect to those certain warrants outstanding under the certain warrant agency agreement, dated May 13, 2019, between the Company and Odyssey Trust Company, as amended (the “Warrant Agency Agreement”). During the three months ended June 30, 2026, holders exercised 20,000 warrants for cash. On May 28, 2026, the Company redeemed the remaining 30,644,500 warrants in accordance with Section 3.4(1) of the Warrant Agency Agreement at a redemption ratio of 0.011826 Subordinate Voting Shares per warrant, resulting in the issuance of 362,401 Subordinate Voting Shares. Following the redemption, no warrants remained outstanding.
On June 23, 2026, the Company delivered notices to accelerate the expiry dates of its outstanding Series B and Series C share purchase warrants pursuant to the warrant indenture dated August 31, 2022, and its outstanding Series D share purchase warrants pursuant to the warrant indenture dated August 23, 2023. The acceleration provisions became available after the closing sale price of the Company’s Equity Shares equaled or exceeded $12.00 per share for 10 trading days within a 15-consecutive-trading-day period.
As a result of the acceleration, holders had until 5:00 p.m. Toronto time on July 23, 2026, to exercise the Series B and Series C warrants at an exercise price of $5.00 per share and the Series D warrants at an exercise price of $6.00 per share. Any warrants that remained unexercised after that time automatically expired and were no longer exercisable.
During the three months ended June 30, 2026, holders exercised 3,560,657 Series B warrants, 120,000 Series C warrants and 1,051,000 Series D warrants, resulting in the issuance of 2,599,975 subordinate voting shares and aggregate cash proceeds of approximately $0.4 million.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

As of June 30, 2026, warrants outstanding had a weighted-average remaining contractual life of 0.06 years.
Note 21 – Subsequent Events for information regarding warrant exercises subsequent to June 30, 2026.
Defined Contribution Plan
The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code for eligible employees. Beginning in fiscal year 2025, the Company began matching employee contributions to the plan at a specified percentage of employee contributions.
Employer matching contributions are recognized as compensation expense in the period in which the contributions are made. During the three months ended June 30, 2026 and 2025, the Company recognized $71 thousand and nil, respectively, of expense related to employer contributions under the plan. During the six months ended June 30, 2026 and 2025, the Company recognized $137 thousand and nil, respectively, of expense related to employer contributions under the plan.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.    INCOME (LOSS) PER SHARE

The following is a reconciliation for the calculation of basic and diluted income (loss) per share (in thousands, except share and per share data):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Net Income (Loss) from Continuing Operations	$(4,571)	$7,802	$(21,755)	$374
Less: Dividends and Increase in Redemption Values of GH Group Preferred Shares	(2,884)	(4,725)	(5,772)	(9,302)
Adjusted Net Income (Loss) From Continuing Operations	$(7,455)	$3,077	$(27,527)	$(8,928)

Net Income (Loss) from Discontinued Operations Before Non-Controlling Interest	$(2,112)	$942	$(1,934)	$(1,638)
Less: Net Income to Non-Controlling Interest	(130)	(75)	(256)	(127)
Net Income (Loss) Attributable to Discontinued Operations	$(2,242)	$867	$(2,190)	$(1,765)

Net Income (Loss) Attributable to the Company	$(6,813)	$8,669	$(23,945)	$(1,391)
Less: Dividends and Increase in Redemption Values of GH Group Preferred Shares	(2,884)	(4,725)	(5,772)	(9,302)
Adjusted Net Income (Loss) Attributable to the Company	$(9,697)	$3,944	$(29,717)	$(10,693)

Weighted-Average Shares Outstanding - Basic	88,760,511	81,098,806	87,945,999	80,769,090
Dilutive Potential Shares Related to Stock Award Plans and Warrants and Convertible Debentures	—	1,722,607	—	—
Weighted-Average Shares Outstanding - Diluted	88,760,511	82,821,413	87,945,999	80,769,090

Income (Loss) Per Share From Continuing Operations - Basic	$(0.08)	$0.04	$(0.31)	$(0.11)
Income (Loss) Per Share From Discontinued Operations - Basic	$(0.03)	$0.01	$(0.02)	$(0.02)
Income (Loss) Per Share Attributable to the Company - Basic	$(0.11)	$0.05	$(0.34)	$(0.13)

Income (Loss) Per Share From Continuing Operations - Diluted	$(0.08)	$0.04	$(0.31)	$(0.11)
Income (Loss) Per Share From Discontinued Operations - Diluted	$(0.03)	$0.01	$(0.02)	$(0.02)
Income (Loss) Per Share Attributable to the Company - Diluted	$(0.11)	$0.05	$(0.34)	$(0.13)
For the three months ended June 30, 2026 and the three and six months ended June 30, 2026 and 2025, diluted loss per share was the same as basic loss per share as the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures were anti-dilutive.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following common equivalent shares were excluded from the income (loss) per share - diluted calculation because their inclusion would have been anti-dilutive:

	For the Three Month Income (Loss) Per Share		For the Six Month Loss Per Share
	As of June 30,		As of June 30,
	2026	2025	2026	2025
Stock Award Plans	6,753,539	5,919,860	6,753,539	9,575,142
Warrants	7,445,502	33,644,500	7,445,502	44,384,041
Convertible Preferred Shares	8,611,111	—	8,611,111	—
Convertible Debentures	1,352,692	2,992,910	1,352,692	2,992,910
Total	24,162,844	42,557,270	24,162,844	56,952,093
Net income (loss) attributable to the Company is adjusted for dividends and various other adjustments as defined in ASC 260, Earnings Per Share. After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures are antidilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible preferred shares and convertible debentures.
17.    PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consisted of the following (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Current:
Federal	$3,001	$3,353	$6,034	$5,988
State	60	729	46	622
Total Current	3,061	4,082	6,080	6,610

Deferred:
Federal	1	77	(38)	(300)
State	—	—	—	—
Total Deferred	1	77	(38)	(300)
Total Provision for Income Taxes	$3,062	$4,159	$6,042	$6,310
The Company has used a discrete effective tax rate method to calculate taxes for the three and six months ended June 30, 2026 and 2025. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three and six-month periods ended June 30, 2026 and 2025.
In connection with the deconsolidation of GHR, the Company entered into a Tax Separation Agreement, effective June 11, 2026, with GHR and GHB Usub, LLC. Under the agreement, a deferred tax liability of $2.4 million was assigned to GHR, and the Company waived any right to seek reimbursement from GHR for $2.3 million of tax credits previously utilized by the Company to offset taxes on taxable income attributable to GHR.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On April 23, 2026, the U.S. Department of Justice (“DOJ”) and its component agency, the Drug Enforcement Administration (“DEA”), issued an order (the “Rescheduling Order”) placing FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III. Marijuana products sold for adult-use recreational purposes remain classified as Schedule I controlled substances. The Company timely submitted applications to register certain California-licensed medical cannabis operations with the U.S. Drug Enforcement Administration pursuant to the expedited registration pathway established by the Rescheduling Order. The Company is continuing to evaluate the potential impact of the Rescheduling Order on its financial statements, including its tax positions.
As the Company operates in the legalized cannabis industry, it is subject to the limits of Internal Revenue Code (“IRC”) Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct certain expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, whereas the Company deducts all operating expenses on its state tax returns for which there is no comparable provision of Section 280E under the California Revenue and Taxation Code.
Based on legal interpretation, it is the Company’s position that it does not owe taxes attributable to the application of Section 280E. Additionally, the Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740, Income Taxes, due to the evolving interpretations of Section 280E. The Company included in the balance of total unrecognized tax benefits as of June 30, 2026 and December 31, 2025 a potential benefit of $21.9 million and $31.7 million, respectively, that if recognized, would impact the effective tax rate on income from operations related to its tax positions based on legal interpretations that challenge the Company’s tax liability under Section 280E. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.
The Company’s evaluation of tax positions was performed for those tax years which remain open for audit. The Company may, from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.
As of June 30, 2026, the Company’s federal tax returns since 2020 and state tax returns since 2019 are still subject to adjustment upon audit. The 2023 and 2024 stated tax return of Glass House Brands Inc. is currently under California Franchise Tax Board examination. No other tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.
On April 23, 2026, the DOJ and DEA issued an order placing FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III. See Note 21 – Subsequent Events for further discussion.
One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”) (Public Law 119-21), a comprehensive tax reform and spending reconciliation bill. The legislation includes several significant business-tax provisions, notably affecting Sections 163(j), 168(k) (Bonus Depreciation), 179, and 174 of the Internal Revenue Code. The provisions most beneficial to the Company relate to the limitation on business interest expense under Section 163(j) and Bonus Depreciation for qualified property.
The OBBBA restores the more generous interest deduction limitation under Section 163(j) that had applied from 2018 through 2021. Under this amendment, the limitation is permanently based on EBITDA, rather than earnings before interest and taxes (“EBIT”). Beginning with tax years starting after December 31, 2024, taxpayers may again add back depreciation and amortization in computing adjusted taxable income for purposes of Section 163(j).
Additionally, for taxable years beginning after December 31, 2025, the OBBBA clarifies that any capitalized interest, other than amounts capitalized under Sections 263(g) and 263A(f), is treated as interest subject to the Section 163(j) limitation.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The OBBBA also revives and permanently extends 100% bonus depreciation under Section 168(k) for qualified property acquired and placed in service on or after January 20, 2025. Qualified property generally includes tangible personal property with a recovery period of 20 years or less and qualified improvement property (“QIP”). Property is treated as acquired when a written binding contract is entered into to acquire the property. Property placed in service prior to January 20, 2025 remains eligible for 40% bonus depreciation.
The Company has incorporated the applicable income-tax effects of OBBBA in its income tax provision for the six months ended June 30, 2026 and for the year ended December 31, 2025. The impact primarily reflects the reinstatement of the EBITDA-based limitation under Section 163(j), which increased the amount of deductible interest expense for the period. The Company also updated its deferred tax balances to reflect the enacted changes under OBBBA.
Management will continue to monitor the implementation of the OBBBA and evaluate any additional impacts on the Company’s deferred tax balances and effective tax rate.
18.    COMMITMENTS AND CONTINGENCIES

Contingencies
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licenses and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company was in compliance with applicable local and state statutes, regulations, and ordinances as of June 30, 2026 and December 31, 2025, cannabis laws and regulations continue to evolve and are subject to differing interpretations. Further, other than FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license, cannabis remains a Schedule I controlled substance and is illegal under U.S. federal law, which may result in federal enforcement actions. As a result, the Company may be subject to regulatory fines, penalties, restrictions or the risk of asset seizure in the future.
Indemnification Agreement Related to GHR Deconsolidation
In connection with the Deconsolidation Transaction, the Company entered into an indemnification agreement with the Investor covering specified losses arising from certain transaction-document obligations, regulatory and cannabis-license matters, taxes, prior operations and other specified matters. The agreement does not have a single fixed expiration date, and certain obligations continue until if and when all Exchangeable Units are converted into Class B Units. The agreement does not specify a maximum potential amount of future payments, and the Company is unable to reasonably estimate such amount because the amount, if any, depends on the nature and extent of future claims and related losses. The agreement includes provisions intended to prevent duplicative recovery from insurance or other sources and provides the Company with certain subrogation rights following payment.
Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2026 and December 31, 2025, there were no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.
Element 7 Transaction and Litigation
On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against Element 7 CA, LLC (“E7”) and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 agreements (the “Element 7 Proceeding”). Through the process of litigation, on September 19, 2023, E7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where E7 agreed to pay GH Group $2.9 million to settle the Element 7 Proceeding; provided, that if E7 paid GH Group $1.9 million by December 15, 2023, then E7 would have been entitled to a credit of $1.0 million towards the $2.9 million payment. In addition, E7 would retain ownership of its cannabis retail licenses.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

E7 failed to pay GH Group $1.9 million by December 15, 2023, and it also failed to subsequently pay GH Group the $2.9 million that was due under the Element 7 Settlement.
On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against E7 for the amount of $2.9 million in favor of GH Group.
On November 19, 2024, C and H Holdings (“C and H”) filed a breach of contract claim among other claims against E7 and other E7 related entities (“C and H Lawsuit”). In addition, C and H requested that the court appoint a receiver for E7 so that the assets could be used to satisfy C and H’s claims under its loan agreement with E7 and the related E7 entities that were included in the lawsuit. C and H also named GH Group in the lawsuit to prevent GH Group from satisfying its judgment against E7.
GH Group opposed the C and H Lawsuit. On April 30, 2025, the court dismissed the lawsuit against GH Group.
On October 30, 2025, GH Group assigned its judgment against Element 7 to NUG Inc. (“NUG”) in exchange for a firm commitment buying agreement whereby NUG agreed to purchase from GH Group a certain amount of its CPG products until such time as NUG purchased either (x) net revenue in excess of $7.2 million or (y) realized net profits in excess of $1.4 million. For purposes of calculating such amounts, NUG shall receive credit for all qualifying purchases made by NUG on or after November 1, 2024.
Catalyst Litigation
The Company was the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements made by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70% to 80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes.
The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med” doing business as Catalyst Cannabis Co.), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California’s Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in the United States and has purposefully structured its business to profit from the illicit market. The Company has categorically denied all such allegations and asserted affirmative defenses.
On May 20, 2024, the Company voluntarily dismissed without prejudice the defamation lawsuit against the Catalyst Defendants.
On June 25, 2024, the Superior Court of California (Los Angeles County) dismissed the lawsuit filed by Discount Med against the Company for unfair competition. The Court granted Glass House’s motion for judgment on the pleadings with prejudice. On July 15, 2024, the Court entered a judgment in Glass House’s favor, awarding costs against the plaintiff and concluding the case.
On August 7, 2024, Discount Med filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend. On February 9, 2026, Discount Med voluntarily filed a request for dismissal as to the Company, which the Court granted on February 10, 2026. The matter was remitted to the state court for entry of a judgment. Following Discount Med’s voluntary dismissal of its appeal, the Court of Appeal issued the remittitur. Accordingly, the trial court’s July 15, 2024 judgment remains in effect, and the underlying action is now closed.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.    RELATED PARTY TRANSACTIONS

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provided for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the three months ended June 30, 2026 and 2025 was nil and $94 thousand, respectively. Rent expense for the six months ended June 30, 2026 and 2025 was nil and $187 thousand, respectively. On August 18, 2025, the Company acquired the remaining 76% undivided ownership interest in the property located in Lompoc, California. This acquisition eliminates future related party rent expense associated with this property.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, was renewed for five years starting on January 1, 2025. It provides for a base rent of $93 thousand, increasing annually by the greater of three percent or the CPI, capped at five percent. Rent expense for the three months ended June 30, 2026 and 2025 was $24 thousand and $20 thousand, respectively. Rent expense for the six months ended June 30, 2026 and 2025 was $61 thousand and $40 thousand, respectively.
Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of GHR, which was a subsidiary of the Company through June 11, 2026. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provided for initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment was $144 thousand, increasing three percent per annum thereafter. Rent expense recognized by the Company from April 1, 2026 through June 11, 2026 and for the three months ended June 30, 2025 was $31 thousand and $36 thousand, respectively. Rent expense recognized by the Company from January 1, 2026 through June 11, 2026 and for the six months ended June 30, 2025 was $70 thousand and $72 thousand, respectively. From June 12, 2026 through June 30, 2026, GHR recognized rent expense of $8 thousand. Since GHR is a related party of the Company as an equity-method investee, but is not controlled by the Company, the Company has continued to include information regarding this post-deconsolidation transaction in its related-party disclosures.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of GHR, which was a subsidiary of the Company through June 11, 2026. The lease, which commenced in July 2022, provided for an initial annual base rent payment of $36 thousand to the Kazan Trust, increasing three percent per annum thereafter. Rent expense recognized by the Company from April 1, 2026 through June 11, 2026 and for the three months ended June 30, 2025 was $8 thousand and $9 thousand, respectively. Rent expense recognized by the Company from January 1, 2026 through June 11, 2026 and for the six months ended June 30, 2025 was $18 thousand and $18 thousand, respectively. From June 12, 2026 through June 30, 2026, GHR recognized rent expense of $2 thousand. Since GHR is a related party of the Company as an equity-method investee, but is not controlled by the Company, the Company has continued to include information regarding this post-deconsolidation transaction in its related-party disclosures.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2000 De La Vina LLC, a company partially owned by executives and board members of the Company, entered into two leases with subsidiaries of GHR, which was a subsidiary of the Company through June 11, 2026. Both leases commenced in July 2022 and have ten-year terms. The first lease provided for initial annual base rent of $60 thousand, increasing three percent annually thereafter, and the second lease provided for initial annual base rent of $180 thousand, increasing three percent annually thereafter. The first lease terminated in 2025 in connection with the sale of the underlying property. Subsequent to the termination of the lease during 2025, the Company entered into an agreement to settle its remaining lease obligations through a negotiated termination payment. Rent expense recognized by the Company from April 1, 2026 through June 11, 2026 and for the three months ended June 30, 2025 was $38 thousand and $46 thousand, respectively. Termination payments recognized by the Company from April 1, 2026 through June 11, 2026 were nil. Rent expense recognized by the Company from January 1, 2026 through June 11, 2026 and for the six months ended June 30, 2025 was $87 thousand and $91 thousand, respectively. Termination payments recognized by the Company from January 1, 2026 through June 11, 2026 were $27 thousand. From June 12, 2026 through June 30, 2026, GHR recognized rent expense of $10 thousand. Since GHR is a related party of the Company as an equity-method investee, but is not controlled by the Company, the Company has continued to include information regarding this post-deconsolidation transaction in its related-party disclosures.
5042 Real Estate Investment, LLC, a company partially owned by an executive and board member of the Company, owns an undivided tenancy-in-common interest in a property that is leased to a subsidiary of GHR, which was a subsidiary of the Company through June 11, 2026. The lease, which commenced in August 2022 and has a ten-year term, provided for an initial annual base rent payment of $222 thousand to 5042 Real Estate Investment, LLC, increasing three percent per annum thereafter. Rent expense recognized by the Company from April 1, 2026 through June 11, 2026 and for the three months ended June 30, 2025 was $47 thousand and $56 thousand, respectively. Rent expense recognized by the Company from January 1, 2026 through June 11, 2026 and for the six months ended June 30, 2025 was $108 thousand and $111 thousand, respectively. From June 12, 2026 through June 30, 2026, GHR recognized rent expense of $12 thousand. Since GHR is a related party of the Company as an equity-method investee, but is not controlled by the Company, the Company has continued to include information regarding this post-deconsolidation transaction in its related-party disclosures.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The consulting agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended June 30, 2026 and 2025 were $52 thousand and $35 thousand, respectively. Consulting fees for the six months ended June 30, 2026 and 2025 were $105 thousand and $70 thousand, respectively.
Jon A. Neu Insurance
Jon A. Neu Insurance, an entity majority owned by Beach Front Properties LLC, provides insurance brokerage services to the Company. During the three months ended June 30, 2026 and 2025, the Company recognized insurance brokerage expense relating to services provided by Jon A. Neu Insurance of approximately $245 thousand and $54 thousand, respectively. During the six months ended June 30, 2026 and 2025, the Company recognized insurance brokerage expense relating to services provided by Jon A. Neu Insurance of approximately $245 thousand and $204 thousand, respectively.
Preferred Mezzanine Equity Transactions
Certain executive officers and directors of the Company hold preferred equity interests in GH Group, Inc., a consolidated subsidiary of the Company. During the three months ended June 30, 2026 and 2025, related-party holders received preferred dividends totaling approximately $0.5 million and $0.3 million, respectively, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders. During the six months ended June 30, 2026 and 2025, related-party holders received preferred dividends totaling approximately $1.0 million and $0.6 million, respectively, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders. All preferred share issuances, conversions, redemptions, and dividend payments involving related-party holders were completed on the same terms and conditions as those applicable to non-related-party preferred stockholders. No preferential rights or special arrangements were provided to related-party holders.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Glass House Retail, LLC
Effective June 12, 2026, the Company deconsolidated GHR and began accounting for its retained investment under the equity method. Following the Deconsolidation Transaction, GHR is a related party of the Company.
The Company conducts transactions with GHR under arrangements for consulting, advisory and administrative services, inventory sales and reimbursement of costs incurred by either party on behalf of the other. During the period from June 12, 2026 through June 30, 2026, the Company recognized aggregate revenues of $0.2 million relating to transactions with GHR. See Note 3 – Discontinued Operations, for additional information regarding the Deconsolidation Transaction and the Company’s continuing involvement with GHR, and Note 6 – Equity Method Investments, for additional information regarding the Company’s retained investment in GHR.
20.    SEGMENT INFORMATION

During the three months ended March 31, 2026, the Company updated the measure of segment income (loss) reviewed by the Company’s CODM to include an allocation of certain corporate expenses to the Company’s reportable segments. This update reflects changes in the internal financial information regularly reviewed by the CODM for purposes of evaluating segment performance and allocating resources. Accordingly, prior period segment information has been recast to conform to the current period presentation.
Operations by reportable segment for the three months ended June 30, 2026 were as follows (in thousands):

	Three Months Ended June 30, 2026
	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$41,736	$5,281	$—	$47,017
Cost of Goods Sold	26,550	4,699	—	31,249
Gross Profit	15,186	582	—	15,768
Operating Expenses:
General and Administrative	4,956	1,300	7,132	13,388
Sales and Marketing	252	67	38	357
Professional Fees	641	10	930	1,581
Depreciation and Amortization	3,100	258	80	3,438
Income (Loss) from Operations	6,237	(1,053)	(8,180)	(2,996)
Other (Income) Expense:
Interest Expense	720	66	(158)	628
Gain on Equity Method Investments	—	—	(665)	(665)
Gain on Change in Fair Value of Derivative Asset and Liability	(595)	—	—	(595)
Other (Income) Expense, Net	37	(1)	(891)	(855)
Total Other (Income) Expense Net	162	65	(1,714)	(1,487)
Income (Loss) Before Income Taxes	$6,075	$(1,118)	$(6,466)	$(1,509)
Total Assets as of June 30, 2026	$268,161	$15,879	$29,340	$313,380

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the three months ended June 30, 2025 were as follows (in thousands):

	Three Months Ended June 30, 2025
	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$42,122	$5,483	$—	$47,605
Cost of Goods Sold	18,001	3,534	—	21,535
Gross Profit	24,121	1,949	—	26,070
Operating Expenses:
General and Administrative	3,638	1,145	5,367	10,150
Sales and Marketing	60	254	7	321
Professional Fees	196	30	1,739	1,965
Depreciation and Amortization	3,095	198	60	3,353
Income (Loss) from Operations	17,132	322	(7,173)	10,281
Other (Income) Expense:
Interest Expense	1,172	4	706	1,882
Gain on Equity Method Investments	—	—	(44)	(44)
Loss on Change in Fair Value of Derivative Asset	318	—	10	328
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	95	95
Other (Income) Expense, Net	(1,917)	(1)	(2,023)	(3,941)
Total Other (Income) Expense Net	(427)	3	(1,256)	(1,680)
Income (Loss) Before Income Taxes	$17,559	$319	$(5,917)	$11,961
Total Assets as of December 31, 2025	$249,120	$17,631	$51,806	$318,557
Operations by reportable segment for the six months ended June 30, 2026 were as follows (in thousands):

	Six Months Ended June 30, 2026
	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$65,710	$9,917	$—	$75,627
Cost of Goods Sold	47,922	7,886	—	55,808
Gross Profit	17,788	2,031	—	19,819
Operating Expenses:
General and Administrative	8,765	2,617	14,171	25,553
Sales and Marketing	271	137	45	453
Professional Fees	1,359	20	3,067	4,446
Depreciation and Amortization	6,267	521	130	6,918
Income (Loss) from Operations	1,126	(1,264)	(17,413)	(17,551)
Other (Income) Expense:
Interest Expense	1,442	132	324	1,898
Gain on Equity Method Investments	—	—	(665)	(665)
Gain on Change in Fair Value of Derivative Asset and Liability	(1,004)	—	—	(1,004)
Other (Income) Expense, Net	51	5	(2,123)	(2,067)
Total Other (Income) Expense Net	489	137	(2,464)	(1,838)
Income (Loss) Before Income Taxes	$637	$(1,401)	$(14,949)	$(15,713)

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the six months ended June 30, 2025 were as follows (in thousands):

	Six Months Ended June 30, 2025
	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$70,405	$10,230	$—	$80,635
Cost of Goods Sold	33,093	7,060	—	40,153
Gross Profit	37,312	3,170	—	40,482
Operating Expenses:
General and Administrative	7,544	2,291	10,813	20,648
Sales and Marketing	193	350	12	555
Professional Fees	331	46	3,251	3,628
Depreciation and Amortization	6,123	389	121	6,633
Income (Loss) from Operations	23,121	94	(14,197)	9,018
Other (Income) Expense:
Interest Expense	1,595	9	2,517	4,121
Interest Income	(288)	—	—	(288)
Gain on Equity Method Investments	—	—	(84)	(84)
Loss on Change in Fair Value of Derivative Asset and Liability	1,807	—	254	2,061
Loss on Extinguishment of Debt	—	—	292	292
Other (Income) Expense, Net	(1,741)	(1)	(2,026)	(3,768)
Total Other Expense Net	1,373	8	953	2,334
Income (Loss) Before Income Taxes	$21,748	$86	$(15,150)	$6,684
21.    SUBSEQUENT EVENTS

At-The-Market Cross-Border Program
On July 14, 2026, the Company entered into an amended and restated equity distribution agreement (the “A&R Equity Distribution Agreement”) with ATB Capital Markets Corp., ATB Capital Markets USA Inc. and Wilson-Davis & Co., Inc. The A&R Equity Distribution Agreement superseded and replaced the Company’s equity distribution agreement dated June 10, 2026, and permits the Company to sell, from time to time, up to an aggregate of $100 million of its Equity Shares in Canada and the United States under its 2026 ATM Program. The amendment permits sales in the United States following the listing of the Company’s Equity Shares on the NYSE on June 30, 2026.
The Company filed an amended and restated prospectus supplement dated July 14, 2026, which amended and restated the prospectus supplement dated June 10, 2026, to the Company’s short form base shelf prospectus dated June 10, 2026. The offering is also being made in the United States pursuant to a prospectus supplement dated July 14, 2026, forming part of the Company’s effective registration statement on Form F-10.
The Company currently intends to use net proceeds of the 2026 ATM Program, if any, for cultivation expansion, potential acquisitions that may be identified in the future and general corporate purposes. The Company views the 2026 ATM Program as a long-term source of potential capital to be accessed on an opportunistic basis, rather than servicing an immediate need.
Since the Equity Shares will be distributed at trading prices prevailing at the time of sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Sales of Equity Shares, if any, under the 2026 ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, as sales made directly on CBOE Canada or any other recognized Canadian “marketplace” within the meaning of National Instrument 21-101 – Marketplace Operation, and in the manner of “at-the-market offering” as defined in Rule 415 of the U.S. Securities Act of 1933, as amended, including sales made directly on the NYSE.
Subsequent to June 30, 2026, the Company issued 141,600 Equity Shares under the 2026 ATM Program at an average price of $11.29 per share for gross proceeds of $1.6 million. The Company received net proceeds of $1.6 million after paying commissions of $32 thousand to the sales agent for the 2026 ATM Program.
Warrants
From July 1, 2026 through the accelerated expiry date of July 23, 2026, holders exercised an additional 4,846,502 Series B warrants, 880,000 Series C warrants and 1,719,000 Series D warrants, resulting in the issuance of 4,845,434 subordinate voting shares and aggregate cash proceeds of approximately $10.1 million. As of July 23, 2026, all outstanding Series B, Series C and Series D warrants have been fully exercised and no warrants of any series remain outstanding.
.